UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M56 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

Portage provides update on portfolio company, Intensity Therapeutics, Inc.

Toronto, Ontario, April 15, 2020 - (PBT.U: CSE, PTGEF: OTC Markets) - Portage Biotech Inc. ("Portage" or the "Company") wishes to provide an update on a portfolio company, Intensity Therapeutics, Inc. (“Intensity”). Portage Biotech Inc. holds an 9.7% equity interest in Intensity.

•Intensity signs clinical trial collaboration with Bristol Myers Squibb

•Intensity’s collaboration with Merck reports favorable safety of INT230-6 in combination with pembrolizumab

•The company is launching seven phase 2 combination cohorts in solid tumors.

Intensity Therapeutics announced yesterday it has entered into a clinical trial collaboration agreement with Bristol Myers Squibb Company (NYSE: BMY). The program will evaluate the safety and efficacy of Intensity’s lead product INT230-6, an investigational, novel and potent anti-cancer drug designed to directly kill cancer cells through intratumoral injection and improve immune cell recognition of cancer, when dosed in combination with Bristol Myers Squibb’s Cytotoxic T Lymphocyte-Associated Antigen 4 (CTLA-4) immune checkpoint inhibitor Yervoy® (ipilimumab). The combination will be evaluated in patients with breast cancer, liver cancer and advanced sarcoma in a series of new cohorts within IT-01, Intensity’s ongoing Phase 1/2 clinical trial. Intensity will sponsor and conduct the clinical trial and Bristol Myers Squibb will supply Yervoy for use in the study.

“We are pleased to share that Intensity has now partnered with Merck (previously announced on June 25th 2019) and BMS, the two leaders in the cancer immunotherapy space” said Ian B. Walters, MD, CEO of Portage and Chief Medical Officer of Intensity. Recently (March 14, 2020) Intensity also announced favorable safety from the first cohort of the Keynote A10 study (pembrolizumab/anti-PD1 plus Intensity’s INT230-6). Intensity is launching into seven phase 2 programs evaluating high unmet medical need tumors types such as colorectal, pancreatic, squamous cell, bile duct, sarcoma, liver and breast cancers.

The full release can be found at: https://intensitytherapeutics.com/media/#media-group-press- releases

About INT230-6

INT230-6, Intensity’s lead proprietary product candidate, is designed for direct intratumoral injection. INT230-6 was discovered using Intensity’s proprietary DfuseRxSM technology platform. The drug is comprised of two proven, potent anti-cancer agents, cisplatin andvinblastine, and a penetration enhancer molecule that helps disperse the drugs throughout tumors for diffusion into cancer cells. In preclinical studies, INT230-6 eradicated tumors by a combination of direct tumor killing, releasing tumor antigens and recruitment of immune cells to the tumor. Results generated by the National Cancer Institute (NCI) showed treatment with INT230-6 in in vivo models of severe cancer resulted in substantial improvement in overall survival compared to standard therapies. Further, INT230-6 provided complete responses in animals with long-term, protection from multiple re-challenges of the initial cancer and resistance to other cancers. The NCI and Intensity’s collaborative research, published in July 2019 in the Journal OncoImmunogy, showed strong synergy when INT230-6 was combined with anti-PD-1 and anti-CTLA-4 antibodies. INT230-6 is being evaluated in a Phase 1/2 clinical study (NCT03058289) in patients with various advanced solid tumors. There have been no dose limiting adverse events observed in patients to date, even when dosing into deep tumors in the lung and liver. Several patients demonstrated tumor shrinkage, symptomatic improvement, and evidence of cancer cell death and immune cell activation on tumor biopsy.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid- stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine portfolio companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost- effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Officer Tel.:	203.221.7378
Email:	ian@portagebiotech.com
or Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 16, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office